# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: N2OFF, Inc., CIK 0001789192
CUSIP: 80512Q302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel (L3), 4994500
Date of event which requires filing of this statement: 02/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002036836

## Reporting persons
- Capitalink Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 769,239; shared voting power 0; sole dispositive power 769,239; shared dispositive power 0; aggregate amount beneficially owned 1,394,239 (8.73% of the class)
  Comment: (1) Lavi Krasney is the officer, sole director, chairman of the board of directors and control shareholder of Capitalink Ltd. ("Capitalink").
  
  (2) Capitalink is the beneficial owner of (a) 769,239 shares of N2OFF, Inc.'s (the "Issuer") common stock, par value $0.0001 per share (the "Common Stock"), and (b) 625,000 shares of Common Stock issuable upon exercise of warrants purchased by Capitalink on December 24, 2024 (the "Warrants"), which are exercisable within 60 days of the date hereof. Capitalink is prohibited from exercising the Warrants into Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "9.99% Blocker").
  
  (3) Based on 15,335,618 shares of Common Stock issued and outstanding, according to information provided by the Issuer..
- Lavi Krasney: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 14,286; shared voting power 0; sole dispositive power 14,286; shared dispositive power 0; aggregate amount beneficially owned 1,408,525 (8.82% of the class)
  Comment: (1) Lavi Krasney is the officer, sole director, chairman of the board of directors and control shareholder of Capitalink.
  
  (2) Mr. Krasney is the beneficial owner of 1,408,525 shares of Common Stock consisting of (a) 14,286 shares of Common Stock are held directly by Mr. Krasney, (b) 769,239 shares of Common Stock held by Capitalink, and (c) 625,000 shares of Common Stock issuable upon exercise of the Warrants held by Capitalink, which are exercisable within 60 days of the date hereof, which exercise is subject to the 9.99% Blocker.
  
  (3) Based on 15,335,618 shares of Common Stock issued and outstanding, according to information provided by the Issuer..

## Item 1. Issuer
Name of issuer: N2OFF, Inc.
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel, 4994500

## Item 2. Person Filing
Name of person filing: Lavi Krasney
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Suite 2003 Tel Aviv Israel, 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capitalink Ltd.: /s/ Capitalink Ltd., Lavi Krasney, CEO (02/24/2025)
- Lavi Krasney: /s/ Lavi Krasney, Lavi Krasney (02/24/2025)